

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2022

Joo Mi Kim
Chief Financial Officer
Qualys, Inc
919 E. Hillsdale Boulevard, 4th Floor
Foster City, CA 94404

      Re: Qualys, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2021
          Filed on February 22, 2022
          File No. 001-35662

Dear Joo Mi Kim:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Technology

cc: Raj Judge